Mail Stop 4561

November 15, 2006

By U.S. Mail

Ms. Nandini S. Mallya
Vice President and Interim Chief Financial Officer
Lincoln Park Bancorp
31 Boonton Turnpike
Lincoln Park, New Jersey 07035

   Re: Lincoln Park Bancorp
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     File No. 000-51078

Dear Ms. Mallya:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Kevin W. Vaughn
        Accounting Branch Chief